

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 28, 2010

Anthony J. Orlando
President and Chief Executive Officer
Covanta Holding Corporation
40 Lane Road
Fairfield, NJ 07004

> **Re:** **Covanta Holding Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed February 22, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 1, 2010**
> **File No. 001-06732**

Dear Mr. Orlando:

     We have reviewed your response to our comment letter dated June 11, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so, and also explain to us in detail sufficient for an understanding of your disclosure how you intend to comply by providing us with your proposed revisions.

     Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

     After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2009

Note 1. Organization and Summary of Significant Accounting Policies, page 79

Renewable Energy Credits, page 80

1. We have reviewed your response to comment 3 in our letter dated June 11, 2010.
   Although you indicate that recording renewable energy credits ("RECs") at their
   estimated fair value on the date they are generated is consistent with the accounting
   discussed by the FASB in their April 8, 2009 meeting minutes, please note that
   paragraph 57 of those minutes indicates that all FASB Board members either opposed
   or were inclined to oppose recognizing a gain upon receipt of credits. Accordingly,
   please tell us why you believe it is appropriate to record the RECs as income on the
   date they are generated. In doing so, please cite any registrants that recognize "Day
   One" gains through income.

Note 3. Acquisitions, Business Development and Dispositions, page 86

2. We have reviewed your response to comment 4 in our letter dated June 11, 2010.
   Considering the potential materiality to your financial statements of recording an
   impairment related to your City of Harrisburg receivable, please disclose in future
   filings the amount of your Harrisburg reserve or that no reserve has been recorded.
   We believe such disclosure would provide material information for investors.

Definitive Proxy Statement on Schedule 14A

Annual Incentive Cash Awards, page 25

3. In your response to comment 15 in our letter dated June 11, 2010 you refer us to
   correspondence dated 2007 with your legal counsel. However, it appears that the
   competitive harm argument you reference relates to business area performance
   measures and future period disclosure. Our comment asked you to explain how you
   applied the SHE, financial performance and individual growth measures that you
   disclose in the proxy statement to calculate the annual cash incentives for each
   executive officer for the prior completed fiscal year, since it is unclear how you
   calculated these cash awards as reflected in the summary compensation table. For
   example, on page 32 you state that Mr. Orlando's base salary was $700,000 and his
   bonus was $779,534. Please disclose the formula used to calculate this bonus. Also
   disclose the formula used to calculate the overall performance percentages for fiscal
   2009 on page 30.

Anthony J. Orlando
Covanta Holding Corporation
July 28, 2010
Page 3

        You may contact Andrew Blume, Accountant, at (202) 551-3254 or Jennifer
Thompson, Accounting Branch Chief, at (202) 551- 3344 if you have questions
regarding comments on the financial statements and related matters. You may contact
Scott Anderegg, Staff Attorney, at (202) 551-3342 or Brigitte Lippmann, Special
Counsel, (202) 551-3713 or me at (202) 551-3720 with any other questions.

                                        Sincerely,

                                        H. Christopher Owings
                                        Assistant Director